Exhibit 8.1

                         BDO Seidman, LLP
                    Accountants and Consultants


The Board of Directors
American Artists Film Corporation
1245 Fowler Street, N.W.
Atlanta, Georgia 30318

Gentlemen:

This letter is in response to your request for a determination of the Federal income tax consequences of the proposed merger (the "Merger") of American Artists Film Corporation ("American Artists"), a Georgia corporation, with and into Setab Alpha, Inc. ("Setab Alpha" or "Surviving Corporation"), a Missouri corporation, pursuant to the terms of the Agreement and Plan of Merger dated as of May 1, 1996 (the "Merger Agreement").

In connection with your request, we have examined the Amendment No. 1 To Form S-4, Registration Statement, and the draft copy of the Merger Agreement. In our examination, we have assumed the genuiness and authenticity of these documents and have relied upon the representations contained in the examined documents. In rendering our determination of the Federal income tax consequences, we have considered the applicable provisions of the Internal Revenue Code (the "Code"), Treasury Regulations, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service and such other authorities we considered relevant.

Based upon and subject to the foregoing, it is our view that the Merger should constitute a tax-free corporate reorganization under both Section 368(a)(1)(A) and Section 368(a)(1)(D) of the Code, and American Artists and Setab Alpha should each be a party to the reorganization within the meaning of Section 368(b) of the Code. As a tax-free reorganization, with respect to the facts as set forth below, the Merger should have the following principal Federal income tax consequences:

          .    No gain or loss will be recognized by holders of American
Artists Common Stock as a result of the exchange of such shares for shares of Setab Alpha Class A and Class B Common Stock. Gain or loss will be recognized on the receipt of cash, if any, in lieu of fractional shares.

          .    The tax basis of the shares of Setab Alpha received by each shareholder of American Artists will equal the tax basis of American Artists shares surrendered in the Merger.

          .    The holding period of the shares of Setab Alpha received by each shareholder of American Artists will include the holding period of the American Artists stock surrendered in the Merger.

          .    Setab Alpha will not recognize gain or loss upon the issuance of its own stock as a result of the Merger.

          . American Artists will not recognize gain or loss as a result of the Merger, except to the extent the sum of its liabilities assumed plus liabilities to which its property is subject exceeds the total basis of its property transferred.

          .    The net operating losses (NOLs) of American Artists will
carryover to Setab Alpha. The utilization of the American Artists NOLs that carryover to Setab Alpha will not be subject to the limitation under Section 382 of the Code.

          .    The Merger will be treated as a "reverse acquisition"
pursuant to Reg. Section 1.1502-75(d)(3), with respect to the filing of consolidated Federal income tax returns. Hence, the present American Artists consolidated group will be treated as remaining in existence (with Setab Alpha as the parent corporation) and the American Artists NOLs will not be limited by the "separate return limitation year" ("SRLY") rules.

The above conclusions are based upon our judgement and analysis of the Federal income tax laws applied to the facts of the Merger described in the Merger Agreement. Such conclusions are not binding upon the Internal Revenue Service. Furthermore, the conclusions are specifically conditioned upon the accuracy of certain representations and assumptions contained in the Merger Agreement.

FACTS

The above described Federal income tax consequences were determined from our understanding of the relevant facts obtained by examining the documents described above. Based on that examination, our understanding of the Merger is as follows:

American Artists is a Georgia corporation formed in July, 1991, and is presently engaged directly and through its wholly-owned subsidiary (with which it files a consolidated Federal income tax return) in the production of television commercials, development and production of television specials and related properties, and development of feature-length motion picture screenplays and other media products for possible future production or license. American Artists has common stock outstanding of approximately 9,407,837 shares held by approximately 199 holders of record.

Setab Alpha is a Missouri corporation formed in July, 1995, for the purpose of engaging in a merger or other business combination with an unidentified operating company. Setab Alpha has never engaged in any business activity, except with respect to its organization and the Merger Agreement, and does not intend to do so until after consummation of the Merger. At June 30, 1996, Setab Alpha had outstanding 20 shares of Class A Common Stock held by 2 shareholders.

Neither American Artists nor Setab Alpha have any current or accumulated "earnings and profits." As of the tax year ended July 31, 1995, American Artists has approximately $372,000 of NOLs.

Under the terms of the Merger Agreement, American Artists will merge with and into Setab Alpha, with Setab Alpha (Surviving Corporation) to be re-named American Artists Film Corporation. By reason of the Merger, the shareholders of American Artists will become shareholders of Surviving Corporation, the separate existence of American Artists will cease, and the business and management of American Artists will become the business and management of Surviving Corporation. Also, the Merger will result in the transfer of the control over Setab Alpha's affairs to the prior shareholders of American Artists.

The Board of Directors of Setab Alpha believes the Merger is in the best short-term and long-term interest of Setab Alpha and its shareholders. The Setab Alpha Board believes the Merger will achieve their goal of entering into a business combination with an operating company, create an opportunity to enhance the shareholder value of Setab Alpha as a result of acquiring the business, assets and properties of American Artists and result in the acquisition of an experienced management team. American Artists Board of Directors believes the Merger will allow for the acquisition of additional capital and liquidity, provide additional incentives to attract and retain key employees, and permit Surviving Corporation to meet the important requirement for trading in the NASDAQ OTC Bulletin Board market.

Pursuant to the Merger Agreement, each of the 9,407,837 outstanding shares of American Artists Common Stock will become 0.5862 shares of the capital stock of Surviving Corporation and the separate existence of American Artists shall cease. Surviving Corporation shall continue in existence to be known as American Artists Film Corporation. The capital stock of Surviving Corporation will consist of both Class A and Class B Common Stock. Following the Merger the prior American Artists shareholders will hold 88.7% of the outstanding capital stock of Surviving Corporation and the pre-Merger shareholders of Setab Alpha will hold the remaining 11.3% of the Capital Stock of Surviving Corporation. For a period of 365 days after the Effective Time of the Merger, none of the shares of Class A or Class B Common Stock received in the Merger, shares of the Class B Common Stock issued upon exercise of outstanding options and warrants, or shares of the Class A Common Stock issued upon conversion of the Class B Common Stock issued in the Merger may be sold, transferred or otherwise disposed of without the prior written consent of Surviving Corporation.

LAW AND ANALYSIS

Our determination that the Merger should qualify as a tax-free corporate reorganization under both Section 368(a)(1)(A) and Section 368(a)(1)(D) of the Code, resulting in the Federal income tax consequences described above, is based on an analysis and application of the statutory requirements under the Internal Revenue Code and the nonstatutory (judicial) requirements of a tax-free reorganization.

For a merger of one corporation into another corporation to constitute a tax-free corporate reorganization under Section 368(a)(1)(A) of the Code (a type "A" reorganization), the statutory and all nonstatutory requirements common to all types of corporate reorganizations must be satisfied. Under
Section 368(a)(a)(A), the sole statutory requirement under the Code is that the Merger must be "statutory" meaning that the merger must be consummated pursuant to the requirements and procedures of state law, which in this case will be the Georgia Business Corporation Code and the Missouri General and Business Corporation Law. The nonstatutory (judicial) requirements which must be satisfied are (1) continuity of shareholder interest, (2) continuity of business, and (3) business purpose.

The judicially created continuity of shareholder interest requirement applies to all acquisitive reorganizations. The purpose for this requirement, as it applies to this case, is to ensure that American Artists' shareholders maintain a substantial part of their equity investment as a result of their ownership of stock of Surviving Corporation following the Merger. If the American Artists shareholders do not satisfy the continuity of shareholder interest requirement, the Merger will not qualify as a tax-free reorganization.

The continuity of shareholder interest requirement is met if the shareholders of the acquired corporation (in this case, American Artists) prior to the merger receive in the merger, and retain for some time after the merger (generally, two years or more), stock of the acquiring corporation (in this case, Surviving Corporation) having a value equal to at least 50% of the aggregate value of the stock of the acquired corporation prior to the merger (referred to as the "continuity amount"). This requirement does not mean that each shareholder of the acquired corporation must continue to own the stock of the acquiring corporation; rather, the shareholders of the acquired corporation in the aggregate must satisfy this 50% continuity of interest requirement. In the event of an early disposition of the "continuity amount" the parties to the merger must be able to demonstrate that the early disposition was not pursuant to a plan or arrangement in place at the time of the reorganization. The 50% requirement is not imposed by case law; rather, it is the percentage the Internal Revenue Service requires for advance ruling purposes.

It is our understanding that in the Merger the shareholders of American Artists will exchange 100% of their stock for stock of Surviving Corporation. Additionally, it has been represented that American Artists shareholders presently intend to retain the stock of Surviving Corporation and do not have any present plan to dispose of the stock of Surviving Corporation they receive in the Merger. Therefore, it appears that the continuity of shareholder interest requirement will be satisfied.

The continuity of business requirement is satisfied if the acquiring corporation continues the acquired corporation's historic business or uses a significant portion of the acquired corporation's historic business assets in a business. In the Merger, this requirement appears satisfied since Surviving Corporation will continue the historic business of American Artists, as described above.

The business purpose requirement dictates that a tax-free reorganization must have a valid business purpose. This requirement appears to be satisfied since the Merger is proposed in order for Setab Alpha to acquire an operating company, enhance shareholder value, allow for the acquisition of equity financing and acquire an experienced management team, as well as to allow Surviving Corporation to meet the important requirement for trading in the NASDAQ OTC Bulletin Board market.

Having determined that the Merger should qualify as a type "A" reorganization, it is important to determine whether the Merger also may qualify as a reorganization under Section 368(a)(1)(D) (a type "D" reorganization) for only one reason. Section 357(c) of the Code provides that in the case of a D reorganization, gain will be recognized to the acquired corporation to the extent that the sum of the amount of the liabilities assumed, plus the amount of the liabilities to which the acquired corporation's property is subject, exceeds the total of the adjusted basis of the property transferred. Since the shareholders of American Artists will be in "control" of Surviving Corporation after the Merger, "control" being defined for this purpose as the ownership of at least 50% of the outstanding stock, the Merger also will qualify as a D reorganization. Accordingly, to determine whether American Artists will have gain under Section 357(c) of the Code, it is necessary to review and verify the amount of assumed and "subject to" liabilities and the total basis of the American Artists' properties to be transferred in the Merger. Assuming the Consolidated Balance Sheet of American Artists, as included in Amendment No. 1 To Form S-4, is reflective of the tax basis of the American Artists' properties to be transferred in the Merger, no gain should be recognized to American Artists upon the Merger under Section 357(c) of the Code.

Moreover, since the shareholders of American Artists will receive stock of Surviving Corporation having a value equal to more than 50% of the value of the outstanding stock of Surviving Corporation after the Merger, for purposes of the Treasury regulations pertaining to the filing of consolidated tax returns the Merger will be considered a "reverse acquisition." As a result, the consolidated group of which American Artists was the parent corporation will be deemed to be the continuing group, even though Surviving Corporation will become the actual parent. Accordingly, the July 31 taxable year of the American Artists group will continue. Also, the American Artists' NOLs, which will carryover to Surviving Corporation as a result of the Merger qualifying as a tax-free reorganization, will be available to offset future income of any other member of the group after the Merger without being subject to the SRLY limitation rules which generally apply to the NOLs of acquired corporations.

As stated above, the NOLs of an acquired corporation will carryover to the acquiring corporation in an acquisition qualifying as a tax-free reorganization. Currently, American Artists possesses approximately $372,000 in NOLs. As a result of the Merger qualifying as a reorganization, American Artists' NOLs will carry over and become NOLs of Surviving Corporation. Although NOLs of an acquired entity carryover in a reorganization, their future utilization may be subject to limitations under
Section 382 of the Code if there is an "ownership change." If the shareholders of an acquired corporation after an acquisition (and any other transaction which resulted in a change of stock ownership within the past three years) hold less than 50% of the acquiring entity's stock after the acquisition, an ownership change has occurred and the future use of the acquired entity's NOLs may be limited pursuant to the rules under Section 382 of the Code. However, as a result of the Merger, American Artists shareholders will hold 88.7% of the stock of Surviving Corporation. Therefore, with respect to Merger, the NOL limitation rules under Section 382 will not apply to limit the future utilization of the American Artists' NOLs.

Except as set forth above, we express no opinion as to the tax consequences, whether Federal, state, local or foreign, to any party of the Merger or of any transactions related to the Merger or contemplated by the Agreements. This determination of the Federal income tax consequences is being furnished only to you in connection with the Merger and solely for your benefit in connection therewith and may not be used or relied upon for any other purpose and may not be circulated, quoted or otherwise referred to for any other purpose without our express written consent.




St. Louis, Missouri
September 5, 1996